UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

⌧	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2024

OR

◻	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-38955

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

HarborOne Mortgage, LLC Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

HarborOne Bancorp, Inc.

770 Oak Street

Brockton, Massachusetts 02301

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan Participants of
the HarborOne Mortgage, LLC Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the HarborOne Mortgage, LLC Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024 and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of HarborOne Mortgage, LLC Retirement Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Gray, Gray & Gray, LLP • gggllp.com • 781.407.0300 • 150 Royall Street, Suite 102, Canton, MA 02021

To the Administrative Committee and Plan Participants of
the HarborOne Mortgage, LLC Retirement Plan

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

Canton, Massachusetts
June 27, 2025

Gray, Gray & Gray, LLP • gggllp.com • 781.407.0300 • 150 Royall Street, Suite 102, Canton, MA 02021

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2024 and 2023

	2024	2023

ASSETS
Investments, at fair value:
Investments in mutual funds	$18,336,304	$18,133,792
Investment in common/collective trust	431,873	538,989
HarborOne Stock Fund	462,677	729,916
Cash	810,974	709,760

Total investments, at fair value	20,041,828	20,112,457

Receivables:
Notes receivable from participants	291,949	349,393
Employer contributions	54,188	156,339
Dividends receivable	3,043	—

Total receivables	349,180	505,732

NET ASSETS AVAILABLE FOR BENEFITS	$20,391,008	$20,618,189

The accompanying notes are an integral part of these financial statements.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024

ADDITIONS
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$1,998,869
Interest and dividends	446,404
Total investment income	2,445,273

Interest earned on notes receivable from participants	22,685

Contributions:
Participant deferrals	1,056,266
Participant rollovers	207,267
Employer contributions	54,188

Total contributions	1,317,721

Total additions	3,785,679

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,965,807
Administrative expenses	47,053

Total deductions	4,012,860

NET DECREASE	(227,181)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	20,618,189

End of year	$20,391,008

The accompanying notes are an integral part of these financial statements.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

The following description of the HarborOne Mortgage, LLC Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan that covers substantially all employees of HarborOne Mortgage, LLC (HarborOne Mortgage), formerly Merrimack Mortgage Company, a wholly-owned subsidiary of HarborOne Bank. Established in 1989, the Plan provides retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration: HarborOne Mortgage is the Plan Administrator. Certain administrative functions are performed by employees of HarborOne Bancorp, Inc., or its subsidiaries. No such employees receive compensation from the Plan. The Plan Administrator engages a third party, John Hancock Retirement Plan Services (“JHRPS”), to provide recordkeeping and administrative services.

Eligibility: Employees who have reached 21 years of age are eligible to participate in the Plan.

An employee who is no longer eligible to participate in this Plan due to a change in employment status, and who becomes eligible to participate in the HarborOne 401(k) Plan, shall have their account, including any loan promissory notes, transferred from this Plan to the HarborOne 401(k) Plan. Similarly, an employee who is no longer eligible to participate in the HarborOne 401(k) Plan due to a change in employment status, and who becomes eligible to participate in this Plan, shall have their accounts, including any loan promissory notes, transferred from the HarborOne 401(k) Plan to this Plan.

Contributions: Each year, participants may contribute up to the lesser of 100% of their pretax annual compensation, as defined in the Plan, or the limits set by the IRS. The Plan allows some or all of these contributions to be designated as after-tax Roth Deferral Contributions. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts received from any other retirement plan that satisfies the tax rules for rollovers.

HarborOne Mortgage may make discretionary matching contributions to the Plan based on a percentage of participant’s deferral contributions or equal to a specified dollar amount.  HarborOne Mortgage may choose to make an annual non-elective contribution each year. For the Plan year ended December 31, 2024, HarborOne Mortgage made a discretionary matching contribution in an amount equal to 50% of the first 4% of an employee’s contribution up to a maximum of $500.

Unless instructed otherwise by the participant, upon becoming eligible to participate in the Plan, 5% of the participant’s eligible compensation will be contributed to the Plan subject to annual limits set by the IRS. This automatic deferral percentage is increased 2% per year up to a maximum of 15%, unless instructed otherwise by the participant.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Any individual who transfers employment from HarborOne Bank and becomes an employee of HarborOne Mortgage, shall have their active deferral elections under the HarborOne 401(k) Retirement Plan, if any, transferred to the Plan as soon as administratively possible following the date of such employment transfer. Such transferred employee shall not be subject to automatic contribution provisions.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, earnings (losses) thereon, and an allocation of HarborOne Mortgage’s contributions and earnings. Allocations of earnings (losses) are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment Options: Participants direct the investment of their contributions into various investment options offered by the Plan.

Calculation of Vested Benefits: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The vesting period for employer discretionary matching for employees hired on or after April 1, 2018, and for participants who transferred to the Plan from the HarborOne 401(k) Plan who were participants in the HarborOne 401(k) Plan on or after April 1, 2018 are as follows:

2

Years of Service	Vested %
Less than 2 years	0%
2 years but less than 3 years	50%
3 years and thereafter	100%

The vesting period for employer discretionary matching for employees who were participants on or before March 31, 2018, and for participants who transferred to the Plan from the HarborOne 401(k) Plan who were participants in the HarborOne 401(k) Plan as of March 31, 2018, are as follows:

Years of Service	Vested %
Less than 1 year	0%
1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years and thereafter	100%

There are also vesting provisions for the employer profit-sharing contribution as defined in the Plan agreement. There have been no employer profit-sharing contributions made through December 31, 2024.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Furthermore, with respect to any employer discretionary profit-sharing contributions transferred from the Bank Plan to this Plan, participants who were participants in the Bank Plan as of March 31, 2018, shall have a nonforfeitable (vested) right to a percentage of the value of such transferred amounts as follows:

Years of Service	Vested %
Less than 1	0
1	25%
2	50%
3	75%
4	100%

However, with respect to participants who were participants in the Bank Plan on or after April 1, 2018, any employer discretionary profit-sharing contributions transferred from the Bank Plan to this Plan, such participants shall have a nonforfeitable (vested) right to a percentage of the value of such transferred amounts as set forth in the ‘calculation of vested benefits’ footnote.

To the extent a participant’s account includes amounts that transferred to the Plan from the Bank Plan, as a result of such participant’s transfer of employment from HarborOne 401(k) Plan to the Company, and such individual was a participant in the Bank Plan on March 31, 2018, then, if such participant separates from service on or after their attainment of age 55 (“early retirement age”), he shall have a nonforfeitable interest in 100% of their account, if not otherwise 100% vested under the applicable vesting schedule and shall be entitled to receive distribution of their vested account. The foregoing provisions shall not apply to any individual who first became eligible to participate in the Bank Plan on or after April 1, 2018.

Forfeited Accounts: At December 31, 2024 and 2023, forfeited non-vested accounts totaled $2,133 and $25,019, respectively. During 2024, forfeited non-vested accounts totaling $23,090 were used to reduce the employer matching contribution and to cover Plan expenses.

Plan Expense Reimbursement Account: As part of the recordkeeping and administrative service fee arrangement with JHRPS any service revenue received in connection with the Plan is used to offset the cost of Plan services. JHRPS reimbursed to the Plan investment fund related revenue received to the Plan expense reimbursement account. Investment fund related revenue received by JHRPS typically include Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan expense reimbursement account is used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments. At December 31, 2024 and 2023, there was $28,632 and $11,596, respectively, in this account. During 2024, the cumulative amount of $28,768 was added to the account, and $11,732 was used from the expense reimbursement account to fund Plan expenses.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants: Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. Loans are secured by the balances in the participants’ accounts and bear interest at rates based on the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances, which currently range from 4.25% to 9.50% at December 31, 2024. Principal and interest are paid ratably usually through payroll deductions. If participants terminate or retire, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

Payment of Benefits: On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account. In-service withdrawals are also permitted for certain financial hardships or when a participant attains age 59½. Participants who terminate employment and have an account balance less than $1,000 will receive a lump sum distribution of their benefits. Participants who have an account balance between $1,000 and $5,000 will have their funds transferred to an individual retirement account on their behalf. Participants who have an account balance in excess of $5,000 may leave their funds invested in the Plan or may elect to receive their vested account balance as a lump sum payment.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management determines the Plan's valuation policies utilizing information provided by the investment advisers, trustees and other parties involved with the Plan. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.

Risks and Uncertainties: The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits paid to participants are recorded when paid.

Operating Expenses: Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by HarborOne Mortgage. Expenses that are paid by HarborOne Mortgage are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Uncertain Tax Positions: Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2021.

NOTE 3: FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 -	inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	inputs that are unobservable for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the NAV of units of a collective trust. The NAV, as provided by the fund manager, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

Cash: Valued at carrying value, which approximates fair value, and classified within Level 1 of the fair value hierarchy.

HarborOne Stock Fund: The fund is a unitized stock fund that consists of HarborOne Bancorp, Inc. common stock and short-term cash investments to provide liquidity. Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2024
	Level 1	Level 2	Level 3	Total

Cash	$810,974	$—	$—	$810,974
Mutual Funds	18,336,304	—	—	18,336,304
HarborOne Stock Fund	—	462,677	—	462,677
Total assets in the fair value hierarchy	19,147,278	462,677	—	19,609,955
Investments measured at net asset value (a)	—	—	—	431,873

Total investments at fair value	$19,147,278	$462,677	$—	$20,041,828

	2023
	Level 1	Level 2	Level 3	Total

Cash	$709,760	$—	$—	$709,760

Mutual Funds	18,133,792	—	—	18,133,792
HarborOne Stock Fund	—	729,916	—	729,916
Total assets in the fair value hierarchy	18,843,552	729,916	—	19,573,468
Investments measured at net asset value (a)	—	—	—	538,989

Total investments at fair value	$18,843,552	$729,916	$—	$20,112,457

(a) In accordance with Subtopic 820-10, the common/collective trust investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Fair Value of Investments in Entities that Use NAV: The Plan invests in the Putnam Stable Value PSVF 25 (“Stable Pooled Fund”) which is a common/collective trust. The common/collective trust invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies. Participant assets may be deposited to or withdrawn from the Stable Pooled Fund at the stated unit value as of the close of business on any business day, and there are no unfunded commitments.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4: PLAN TERMINATION

Although it has not expressed any intent to do so, HarborOne Mortgage has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

In 2023, as a result of a reduction in the Plan Sponsor’s workforce, the Company experienced a partial Plan termination. As a result, participants were made 100% vested in the employer’s contributions. See note 7 for subsequent events.

NOTE 5: TAX STATUS

On June 30, 2020, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6: RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

During the year, the Plan paid administrative expenses of $20,422 to JHRPS, who served as the third-party administrator to the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the year, the Plan also paid $6,631 to Gray, Gray & Gray, LLP, who provides audit services to the Plan, and $20,000 to MMA Securities, LLC who serve as the investment advisors to the Plan and therefore, these transactions also qualify as party-in-interest transactions.

Participants may allocate up to 25% of their account balance to the HarborOne Stock Fund. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. At December 31, 2024, the Plan held 38,290 shares of HarborOne Bancorp, Inc., common stock, with a fair value of $452,972 or $11.83 per share. For the year ended December 31, 2024, the Plan received dividend income of $18,515 from the HarborOne Stock Fund. At December 31, 2023, the Plan held 59,478 shares of HarborOne Bancorp, Inc., common stock, with a fair value of $712,547 or $11.98 per share. The HarborOne Stock Fund also held cash investments totaling $12,748 and $17,369 at December 31, 2024 and 2023, respectively. HarborOne Mortgage is a subsidiary of HarborOne Bank the primary subsidiary of HarborOne Bancorp, Inc. and, as such, transactions involving HarborOne Bancorp, Inc. common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7: SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2024, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is June 27, 2025, which is the date the financial statements were available to be issued.

On April 24, 2025, HarborOne Bancorp, Inc.(“HarborOne Bancorp”), the Bank, Eastern Bankshares, Inc., (“Eastern”), and Eastern Bank, entered into an agreement and plan of merger. Pursuant to the terms and subject to the conditions set forth in the agreement and plan of merger, Eastern will acquire HarborOne Bancorp and the Bank through the merger of HarborOne Bancorp, Inc. with and into Eastern, with Eastern as the surviving entity (the “Merger”). The agreement and plan of merger further provides that following the Merger, the Bank will merge with and into Eastern Bank, with Eastern Bank as the surviving entity.

Completion of the Merger, by and among Eastern, Eastern Bank, HarborOne Bancorp, and the Bank is subject to customary closing conditions, including receipt of regulatory approvals and approval by HarborOne Bancorp shareholders. HarborOne Bancorp anticipates that the Merger will close during the fourth quarter of 2025, although Eastern has the right under the agreement and plan of merger to defer the closing until February 20, 2026 if the closing conditions are satisfied after October 31, 2025 but before February 20, 2026. As of the date these financial statements were available to be issued, Plan management has asserted that there has been no determination on the impact this transaction will have on the Plan.

SUPPLEMENTAL INFORMATION

HarborOne Mortgage, LLC Retirement Plan
EIN No.: 04-2802284, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ending: 12/31/2024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment, including maturity date, rate		Current
	or similar part	of interest, collateral, par or maturity value	Cost	value

*	HarborOne	HarborOne Stock Fund	**	$462,677

	American Funds	American Funds New Perspective R6	**	$498,885
	American Funds	American Funds New World R6	**	$44,184
	BlackRock	BlackRock High Yield Bond Instl	**	$59,379
	DWS	RREEF Real Assets Fund R6	**	$138,229
	Janus	Janus Henderson Enterprise N	**	$181,821
	Janus	Janus Henderson Triton N	**	$57,408
*	John Hancock	Retirement Living 2030 Lftm R6	**	$2,076,389
*	John Hancock	Retirement Living 2025 Lftm R6	**	$942,263
*	John Hancock	Retirement Living 2040 Lftm R6	**	$1,428,142
*	John Hancock	Retirement Living 2020 Lftm R6	**	$414,924
*	John Hancock	Retirement Living 2045 Lftm R6	**	$1,619,286
*	John Hancock	Retirement Living 2035 Lftm R6	**	$1,317,640
*	John Hancock	Retirement Living 2010 Lftm R6	**	$597,271
*	John Hancock	Retirement Living 2015 Lftm R6	**	$241,682
*	John Hancock	John Hancock Disciplined Value Mid Cap R6	**	$200,357
*	John Hancock	Retirement Living 2055 Lftm R6	**	$711,783
*	John Hancock	Retirement Living 2050 Lftm R6	**	$900,233
*	John Hancock	Retirement Living 2060 Lftm R6	**	$405,741
*	John Hancock	Retirement Living 2065 Lftm R6	**	$4,032
*	John Hancock	John Hancock Bond Fund R6	**	$75,156
	JPMorgan	JPMorgan Equity Income R6	**	$306,400
	JPMorgan	JPMorgan US Equity R6	**	$515,635
	JPMorgan	Undiscovered Mgrs Behavioral Value R6	**	$26,825
	MFS	International Diversification Fund	**	$217,789
	PGIM	PGIM Global Total Returns Fund R6	**	$32,518
	PIMCO	Real Return Instl	**	$30,249
	PIMCO	Gov Money Market Admin	**	$152,546
	Pioneer	Strategic Income K	**	$43,923
	Putnam	Stable Value PSVF 25	**	$431,873
	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth	**	$690,917
	Vanguard	Vanguard 500 Index Adm	**	$2,015,451
	Vanguard	Vanguard Mid Cap Index Adm	**	$1,391,198
	Vanguard	Vanguard Small Cap Index Adm	**	$715,975
	Vanguard	Vanguard Total International Stock Index Adm	**	$324,190
	Vanguard	Treasury Money Market In	**	$658,428
	Vanguard	Vanguard Total Bond Market Index Adm	**	$110,429

*	Participant loans	Participant loans with interest rates of 4.25% to 9.50%, maturing through 2043	-	$291,949

* Party-in-interest
** The cost of participant directed investments is not required to be disclosed

SUPPLEMENTAL INFORMATION

HarborOne Mortgage, LLC Retirement Plan
EIN No.: 04-2802284, Plan No. 001
Schedule H, Line 4j - Schedule of Reportable Transactions
Plan Year Ending: 12/31/2024

					(f)
(a)	(b)	(c)	(d)	(e)	Current value	(g)
Identity of party	Description	Purchase	Selling	Cost	of assets on	Net gain or
involved	of asset	price	price	of assets	transaction date	(loss)
John Hancock Retirement Living 2025 Lftm R6 - 25 Series	Mutual Fund	$1,059,890	$-	$1,059,890	$1,059,890	$-
John Hancock Retirement Living 2030 Lftm R6	Mutual Fund	$1,948,507	$-	$1,948,507	$1,948,507	$-
John Hancock Retirement Living 2030 Lftm R6 - 30 Series	Mutual Fund	$2,154,459	$-	$2,154,459	$2,154,459	$-
John Hancock Retirement Living 2035 Lftm R6	Mutual Fund	$1,223,067	$-	$1,223,067	$1,223,067	$-
John Hancock Retirement Living 2035 Lftm R6 - 31 Series	Mutual Fund	$1,351,678	$-	$1,351,678	$1,351,678	$-
John Hancock Retirement Living 2040 Lftm R6	Mutual Fund	$1,257,011	$-	$1,257,011	$1,257,011	$-
John Hancock Retirement Living 2040 Lftm R6 - 35 Series	Mutual Fund	$1,522,964	$-	$1,522,964	$1,522,964	$-
John Hancock Retirement Living 2045 Lftm R6	Mutual Fund	$1,460,906	$-	$1,460,906	$1,460,906	$-
John Hancock Retirement Living 2045 Lftm R6 - 39 Series	Mutual Fund	$1,551,835	$-	$1,551,835	$1,551,835	$-

John Hancock Retirement Living 2025 Lftm R6 - 9 Series	Mutual Fund	$-	$1,083,500	$1,238,994	$1,083,500	$(155,494)
John Hancock Retirement Living 2030 Lftm R6	Mutual Fund	$-	$1,947,142	$2,128,071	$1,947,142	$(180,929)
John Hancock Retirement Living 2030 Lftm R6 - 8 Series	Mutual Fund	$-	$2,224,923	$2,439,835	$2,224,923	$(214,912)
John Hancock Retirement Living 2035 Lftm R6	Mutual Fund	$-	$1,222,670	$1,301,134	$1,222,670	$(78,464)
John Hancock Retirement Living 2035 Lftm R6 - 5 Series	Mutual Fund	$-	$1,330,353	$1,419,734	$1,330,353	$(89,381)
John Hancock Retirement Living 2040 Lftm R6	Mutual Fund	$-	$1,256,943	$1,380,956	$1,256,943	$(124,013)
John Hancock Retirement Living 2040 Lftm R6 - 7 Series	Mutual Fund	$-	$1,554,045	$1,715,516	$1,554,045	$(161,471)
John Hancock Retirement Living 2045 Lftm R6	Mutual Fund	$-	$1,460,420	$1,569,695	$1,460,420	$(109,275)
John Hancock Retirement Living 2045 Lftm R6 - 6 Series	Mutual Fund	$-	$1,520,991	$1,638,654	$1,520,991	$(117,663)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

June 27, 2024	By:	/s/ Susan B. Stewart
Susan B. Stewart Senior Vice President, Chief Human Resources Officer